March 21, 2023

Via Edgar Transmission Ms. Jennifer López Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted January 6, 2023 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 30, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted January 6, 2023

Cover Page
1.	We note your revised disclosure that “[o]n December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA by extending the aforementioned inspection period to from two to three consecutive years . . . .” Please revise to clarify that pursuant to the Accelerating Holding Foreign Companies Accountable Act and related statutes and regulations, the inspection period was shortened (as opposed to extended) to “two consecutive years instead of three” as you disclose on page 4 and thus, reduced the time period before your ordinary shares may be prohibited from trading or delisted. Please make conforming changes as appropriate throughout the prospectus.

Response: We respectfully advise the Staff that we have amended the disclosure on the Cover Page and throughout the prospectus to clarify that the inspection period under the Accelerating Holding Foreign Companies Accountable Act was shortened as opposed to extended to two consecutive years instead of three.

Business Employees, page 67

2.	We note your disclosure regarding your number of employees as of April 2022. Please revise to provide the information required for the periods specified in Item 6.D of Form 20-F.

Response: We respectfully advise the Staff that we have updated the disclosure on page 64 to disclose the number of employees of the Company as of March 21, 2023.

Unaudited Condensed Consolidated Statements of Income, page F-22
3.	We reviewed your response to comment 2. Pro forma per share data is appropriate when dividends exceed earnings in the current year, even though the stated use of offering proceeds is other than for the payment of dividends. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Please revise to disclose pro forma per share data. Refer to SAB Topic 1:B.3.

Response: We respectfully advise the Staff that we have updated the disclosure on page F-5 to disclose the pro forma per share data for the year ended November 30, 2022, to give effect to the increase in number of shares.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com